Mail Stop 3720

      April 24, 2006

Leonard J. Kennedy, Esq.
General Counsel
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia  20191

	RE:  	Sprint Nextel Corporation
      Form S-3
      Filed March 27, 2006
      File No. 333-132734

Dear Mr. Kennedy:

      We have limited our review of your Form S-3 to matters concerning your compliance with our comments to be issued during our financial review of your 2005 Form 10-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



* The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810.

								Sincerely,




								Michele Anderson
								Legal Branch Chief






Mr. Kennedy
Sprint Nextel Corporation
April 24, 2006
Page 2